Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED JANUARY 3, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset disposition.

Asset Disposition

Controlled Subsidiary Investment – RSE-CSC, LLC

On February 15, 2018, we directly acquired ownership of a “majority-owned subsidiary”, RSE-CSC, LLC (the “RSE Albuquerque Controlled Subsidiary”), for a purchase price of $8,707,334, which was the initial stated value of our equity interest in the RSE Albuquerque Controlled Subsidiary (the “RSE Albuquerque Investment”). The RSE Albuquerque Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 529 units located in Albuquerque, NM, with one asset located at 6001 Topke Pl NE, Albuquerque, NM 87109 (the “Courtyards Property”), and the second asset located at 4501 Shepard Road NE, Albuquerque, NM 87110 (the “Arbors Property”, and, together with the Courtyards Property, the “RSE Albuquerque Properties”). The investment strategy for the RSE Albuquerque Properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

The 1-U filing for our initial acquisition of an equity interest in the RSE Albuquerque Controlled Subsidiary can be found here.

On December 23, 2019, the RSE Albuquerque Investment in the RSE Albuquerque Controlled Subsidiary was transferred for a sales price of approximately $9,930,000. Proceeds from the transfer totaled approximately $9,926,000, net of closing costs of approximately $4,000. Pursuant to the agreements governing the RSE Albuquerque Investment, we received a corresponding cash flow distribution of approximately $9,926,000 from the RSE Albuquerque Controlled Subsidiary, yielding an internal rate of return of approximately 19.0%.